SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                ______________________
                                    SCHEDULE 13D/A
                       Under the Securities Exchange Act of 1934
                                   (Amendment No.1)*
                                    TOM BROWN, INC.
                                   (Name of Issuer)
                                      Common Stock
                             (Title of Class of Securities)
                                        115660201
                                      (CUSIP Number)
                                    Jonathan C. Calvert
                               Austin, Calvert & Flavin, Inc.
        112 East Pecan, Suite 2800, San Antonio, Texas  78205  (210) 224-8241
                        (Name, address and telephone number of person
                      authorized to receive notices and communications)
                                      August 28, 1996
                   (Date of event which requires filing of this statement).
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 115660201
____________________________________________________________________________
(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON
Austin, Calvert & Flavin, Inc.
_____________________________________________________________________________
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	(a)  [ ]
	(b)  [X]
_____________________________________________________________________________
(3)	SEC USE ONLY
_____________________________________________________________________________
(4)	SOURCE OF FUNDS **
00 AF
____________________________________________________________
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
_____________________________________________________________________________
NUMBER OF	(7)  SOLE VOTING POWER
	-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
	1,680,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
	-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	1,680,000
_____________________________________________________________________________
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
	1,680,000
_____________________________________________________________________________
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
	7.0%
_____________________________________________________________________________
(14)	TYPE OF REPORTING PERSON **
	IA CO
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON
Encino Partners, L.P.
_____________________________________________________________________________
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	(a)  [ ]
	(b)  [X]
_____________________________________________________________________________
(3)	SEC USE ONLY
_____________________________________________________________________________
(4)	SOURCE OF FUNDS **
WC
____________________________________________________________
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_____________________________________________________________________________
NUMBER OF	(7)  SOLE VOTING POWER
	-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
	176,300
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
	-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	176,300
_____________________________________________________________________________
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
	176,300
_____________________________________________________________________________
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
	.7%
_____________________________________________________________________________
(14)	TYPE OF REPORTING PERSON **
	PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON
Edward H. Austin, Jr.
_____________________________________________________________________________
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	(a)  [ ]
	(b)  [X]
_____________________________________________________________________________
(3)	SEC USE ONLY
_____________________________________________________________________________
(4)	SOURCE OF FUNDS **
00, PF
____________________________________________________________
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_____________________________________________________________________________
NUMBER OF	(7)  SOLE VOTING POWER
	212,900
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
	1,856,300
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
	212,900
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	1,856,300
_____________________________________________________________________________
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
	2,069,200
_____________________________________________________________________________
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
	8.7%
_____________________________________________________________________________
(14)	TYPE OF REPORTING PERSON **
	IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON
Jonathan C. Calvert
_____________________________________________________________________________
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	(a)  [ ]
	(b)  [X]
_____________________________________________________________________________
(3)	SEC USE ONLY
_____________________________________________________________________________
(4)	SOURCE OF FUNDS **
00
____________________________________________________________
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_____________________________________________________________________________
NUMBER OF	(7)  SOLE VOTING POWER
	5,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
	1,856,300
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
	5,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	1,856,300
_____________________________________________________________________________
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
	1,861,300
_____________________________________________________________________________
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
	7.8%
_____________________________________________________________________________
(14)	TYPE OF REPORTING PERSON **
	IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON
Harry M. Flavin
_____________________________________________________________________________
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
	(a)  [ ]
	(b)  [X]
_____________________________________________________________________________
(3)	SEC USE ONLY
_____________________________________________________________________________
(4)	SOURCE OF FUNDS **
00
____________________________________________________________
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_____________________________________________________________________________
NUMBER OF	(7)  SOLE VOTING POWER
	-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
	1,856,300
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
	-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	1,856,300
_____________________________________________________________________________
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
	1,856,300
_____________________________________________________________________________
(12)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)
	7.8%
_____________________________________________________________________________
(14)	TYPE OF REPORTING PERSON **
	IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D, initially filed on June 19, 1996 (the "Schedule 13D"), of Austin, Calvert & Flavin, Inc. ("AC&F"), Encino Partners, L.P. ("Encino"), Edward H. Austin, Jr., Jonathan C. Calvert and Harry M. Flavin, relating to shares of Common Stock (the "Shares") of Tom Brown, Inc.(the "Company"), a Delaware corporation, is hereby amended by this Amendment No.1 to the Schedule 13D as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
(a)	This Schedule is filed on behalf of (i) AC&F in connection with Shares held in discretionary accounts managed by it("AC&F Shares"),(ii) Encino, a partnership the General Partners of which are the three principals of AC&F, in connection with Shares owned by it ("Encino Shares") (iii) Edward H. Austin,
Jr., in connection with Shares owned directly by Mr. Austin, Shares in discretionary accounts managed by Mr. Austin for members of his family, AC&F Shares and Encino Shares, (iv) Jonathan C. Calvert, in connection with Shares directly owned by Mr. Calvert, AC&F Shares and Encino Shares, and
(v) Harry M. Flavin, in connection with AC&F Shares and Encino Shares.
Messrs. Austin, Calvert and Flavin are executive officers and directors of
AC&F, and serve as General Partners of Encino, a private investment fund.
The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship described herein, they may be deemed to be a "group" within the meaning of
Section 13(d)(3) with respect to acquiring, holding and disposing of shares.
(b)	The address of the principal place of business and principal office of each person referred to in paragraph (a) is 112 East Pecan, Suite 2800, San Antonio,
Texas 78205.
(c)	The principal business of AC&F is that of an investment adviser.
The principal business of Encino is that of a private investment fund engaged in the purchase and sale of securities for investment for its own account.
The principal occupation of Mr. Austin is as Vice President, Secretary and
Director of AC&F, and as a General Partner of Encino.
The principal occupation of Mr. Calvert is as President and Director of AC&F,
and as a General Partner of Encino.
The principal occupation of Mr. Flavin is as Vice President, Chief Investment
Officer and Director of AC&F, and as a General Partner of Encino.
(d)	None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Each individual referred to in paragraph (a) above is a citizen of the
United States. AC&F is a corporation formed under the laws of the State of Texas. Encino is a limited partnership organized under the laws of the State of Delaware.
ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The investment cost is (i) $28,194,357 for 1,680,000 Shares beneficially owned by AC&F, (ii) $2,377,168 for 176,300 Shares beneficially owned by Encino, (iii) $3,403,452 for 212,900 Shares beneficially owned by Mr. Austin other than those owned by AC&F and Encino, and (iv) $87,165 for 5,000 Shares beneficially owned by Mr. Calvert other than those owned by AC&F and Encino. Mr. Flavin does not beneficially own any Shares other than the Shares owned by AC&F and Encino. The aggregate investment cost of all the Shares beneficially owned by the Group is $34,062,142.
The Shares purchased by Encino were purchased with its investment capital. The Shares purchased by Mr. Austin for himself and members of Mr. Austin's family were purchased with personal funds and investment capital of such persons. Shares purchased by Mr. Calvert for himself were purchased with personal funds. The Shares purchased by AC&F on behalf of discretionary accounts managed by it were purchased with the investment capital of the respective discretionary account.
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
(a)	The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 23,898,431 Shares outstanding as of December 23, 1996, as reflected in the Form 10-C of the Company filed on December 26, 1996. The aggregate number of Shares beneficially owned by the Group is 2,074,200, representing approximately 8.7% of the Shares outstanding. As of the date hereof:
(i)	AC&F owns directly no Shares.  By reason of the provisions of Rule
13d-3 of the Act, AC&F may be deemed to own beneficially 1,680,000 Shares, constituting approximately 7.0% of the Shares outstanding.
(ii)	Encino owns directly 176,300 Shares, constituting approximately
 .7% of the Shares outstanding.
(iii)	Mr. Austin, by reason of the provisions of Rule 13d-3 of the Act, may be deemed to own beneficially 2,069,200 Shares (including 57,600 Shares of which are directly owned by Mr. Austin and 155,300 Shares of which have been purchased for discretionary accounts managed by Mr. Austin for the benefit of family members), constituting approximately 8.7% of the Shares outstanding.
(iv)	Mr. Calvert, by reason of the provisions of Rule 13d-3 of the Act, may be deemed to own beneficially 1,861,300 Shares (including 5,000 shares of which are directly owned by Mr. Calvert), constituting approximately 7.8% of the Shares outstanding.
(v)	Mr. Flavin owns directly no Shares.  By reason of the provisions of Rule 13d-3 of the Act, Mr. Flavin may be deemed to own beneficially
1,856,300 Shares, constituting 7.8% of the Shares outstanding.
(b)	Messrs. Austin, Calvert and Flavin and AC&F share voting and investment power as to Shares held in discretionary accounts managed by AC&F. Messrs. Austin, Calvert and Flavin and Encino share voting and investment power as to Shares owned by Encino. Mr. Austin has sole power to vote and dispose of Shares directly owned by Mr. Austin and Shares owned by members of Mr. Austin's family. Mr. Calvert has sole power to vote and dispose of shares owned by Mr. Calvert.
(c)	The trading dates, number of shares of Common Stock  purchased or sold and price per share for all transactions in the Shares from the 60th day prior to August 28, 1996 until December 31, 1996 by (i) AC&F on behalf of discretionary accounts managed by it, and (ii) Encino with respect to Shares directly owned by it, (iii) Mr. Austin with respect to Shares directly owned by Mr. Austin and Shares purchased on behalf of members of Mr. Austin's family, and (iv) Mr. Calvert with respect to Shares directly owned by Mr.
Calvert, and are set forth on Schedules A, B, C and D, respectively. All such transactions were effected through NASDAQ. During such period, Mr. Flavin did not enter into any transactions in the Shares.
(d)	No person other than each respective record owner of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED:  January 2, 1997

/s/ JONATHAN C. CALVERT
Jonathan C. Calvert, as
President of
Austin, Calvert & Flavin, Inc.

/s/ HARRY M. FLAVIN
Harry M. Flavin, as
General Partner of
Encino Partners, L.P.

/s/ EDWARD H. AUSTIN, JR.
Edward H. Austin, Jr.

/s/ JONATHAN C. CALVERT
Jonathan C. Calvert

/s/ HARRY M. FLAVIN
Harry M. Flavin

                                       Schedule A
                                 AC&F Managed Accounts

                                        			Price Per Share
Date of 	             	Number of Shares	     (including
Transaction  	Entity    Purchased/(Sold)	   Commissions, if any)
----------------------------------------------------------------------------
07/23/96	AC&F-Managed	10,000	17.250

08/09/96	AC&F-Managed	24,700	14.375

08/12/96	AC&F-Managed	33,550	14.462
08/12/96	AC&F-Managed	18,200	14.500

08/23/96	AC&F-Managed	12,800	15.000

08/27/96	AC&F-Managed	6,500	16.375

08/28/96	AC&F-Managed	1,400	16.545

09/09/96	AC&F-Managed	4,000	16.500

09/10/96	AC&F-Managed	49,100	16.977
09/10/96	AC&F-Managed	8,000	17.125

09/11/96	AC&F-Managed	5,000	17.250

09/12/96	AC&F-Managed	21,000	17.702

09/13/96	AC&F-Managed	48,700	18.000
09/13/96	AC&F-Managed	22.000	17.750

09/16/96	AC&F-Managed	14,800	18.500

09/17/96	AC&F-Managed	154,500	17.375
09/17/96	AC&F-Managed	(176,200)	17.375

09/18/96	AC&F-Managed	4,000	16.500
09/18/96	AC&F-Managed	4,950	16.625
09/18/96	AC&F-Managed	17,250	16.675
09/18/96	AC&F-Managed	19,000	16.750

09/19/96	AC&F-Managed	300	16.875

09/20/96	AC&F-Managed	5,000	16.750

09/24/96	AC&F-Managed	5,000	17.000

09/25/96	AC&F-Managed	4,700	17.125

09/26/96	AC&F-Managed	4,000	17.750

09/27/96	AC&F-Managed	13,000	18.500

10/08/96	AC&F-Managed	12,000	19.125

10/09/96	AC&F-Managed	10,000	19.330

10/10/96	AC&F-Managed	2,400	19.500
10/10/96	AC&F-Managed	5,600	19.750

10/17/96	AC&F-Managed	4,000	19.625
10/17/96	AC&F-Managed	4,600	19.750

10/18/96	AC&F-Managed	200	19.750

10/21/96	AC&F-Managed	5,000	19.500

10/22/96	AC&F-Managed	5,500	19.750

10/23/96	AC&F-Managed	5,000	19.500

10/24/96	AC&F-Managed	93,700	19.125
10/24/96	AC&F-Managed	6,825	19.500

10/30/96	AC&F-Managed	7,225	18.500
10/30/96	AC&F-Managed	2,000	18.625
10/30/96	AC&F-Managed	13,300	18.675

10/31/96	AC&F-Managed	1,500	19.125

11/01/96	AC&F-Managed	2,200	19.000

11/12/96	AC&F-Managed	2,100	18.000

11/15/96	AC&F-Managed	1,400	17.500
11/15/96	AC&F-Managed	26,725	17.625
11/15/96	AC&F-Managed	(2,900)	17.250

11/20/96	AC&F-Managed	3,350	17.250

11/21/96	AC&F-Managed	15,250	17.625
11/21/96	AC&F-Managed	1,500	17.750

11/22/96	AC&F-Managed	200	17.625

11/25/96	AC&F-Managed	16,000	18.500

11/26/96	AC&F-Managed	7,000	18.500
11/26/96	AC&F-Managed	10,000	18.875

11/27/96	AC&F-Managed	1,700	18.500
11/27/96	AC&F-Managed	1,000	18.625

12/09/96	AC&F-Managed	66,400	21.324

12/10/96	AC&F-Managed	9,300	21.500
12/10/96	AC&F-Managed	13,600	21.625
12/10/96	AC&F-Managed	5,000	21.750
12/10/96	AC&F-Managed	25,600	22.000
12/10/96	AC&F-Managed	7,500	22.125
12/10/96	AC&F-Managed	3,100	22.250

12/11/96	AC&F-Managed	1,300	21.375
12/11/96	AC&F-Managed	1,100	21.750
12/11/96	AC&F-Managed	2,550	21.875

12/19/96   AC&F-Managed  5,000  20.720

12/31/96   AC&F-Managed  1,000  20.875

                                    Schedule B
                                      Encino

                                    			  Price Per Share
Date of 		           Number ofShare	        (including
Transaction 	Entity 	Purchased/(Sold) 	Commissions, if any)
----------------------------------------------------------------------------
08/09/96	Encino	50,000	14.438

10/24/96	Encino	20,000	19.250

                                   Schedule C
                       Edward H. Austin, Jr./Austin Family

                            		         	 Price Per Share
Date of 		            Number of Shares	    (including
Transaction	Entity	   Purchased/(Sold)	 Commissions, if any)
----------------------------------------------------------------------------
08/22/96	Austin Family	4,000	15.125

08/28/96	Austin Family	51,000	16.545

09/13/96	Austin Family	4,000	18.000

09/16/96	Austin Family	1,000	18.500

09/17/96	Austin Family	21,700	17.375

10/09/96	Austin Family	1,000	19.330

10/24/96	Austin Family	5,000	19.125

10/30/96	Austin Family	1,000	18.500

11/04/96	Austin Family	1,000	 17.625

11/12/96	EH Austin, Jr.	 1,000 17.750
11/12/96	EH Austin, Jr.	 9,000 17.875

11/25/96	Austin Family	  11,000	18.500

                                         Schedule D
                                     Jonathan C. Calvert

                                    			  Price Per Share
Date of 	            	Number of Shares	   (including
Transaction	Entity    Purchased/(Sold)	 Commissions, if any)
----------------------------------------------------------------------------
11/19/96	Jonathan C. Calvert	5,000	      17.375